05005181

RECEIVED

2005 JAN 12 P 3:23

EMI

OFFICE OF INTERNATIONAL FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

6th January, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th December 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a news release, dated 6th January 2005, announcing a succession plan for the Company's music publishing division and the appointment of a new Group Chief Financial Officer. Roger Faxon, currently the Group's Chief Financial Officer, will return to EMI Music Publishing, initially as President and Chief Operating Officer. Martin Bandier has agreed to extend his contract which secures him as full-time Chairman of EMI Music Publishing until 31st March 2008. Martin Stewart, formerly Chief Financial Officer of BSkyB plc, will join the Company to succeed Mr Faxon as Chief Financial Officer.

Yours faithfully,

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

News Release

FOR IMMEDIATE RELEASE

ER 05/01

6 January 2005

EMI GROUP PLC ANNOUNCES SUCCESSION PLAN AT MUSIC PUBLISHING AND APPOINTMENT OF NEW GROUP CHIEF FINANCIAL OFFICER

EMI Group plc today announces a succession plan for its music publishing division and the appointment of a new Group Chief Financial Officer. Roger Faxon, currently the Group's Chief Financial Officer, will return to EMI Music Publishing, initially as President and Chief Operating Officer. Martin Bandier has agreed to extend his contract which secures him as full-time Chairman of EMI Music Publishing until 31 March 2008. Martin Stewart, formerly Chief Financial Officer of BSkyB plc, will join the Company to succeed Mr Faxon as Chief Financial Officer.

With effect from 1 February 2005, Roger Faxon will return to EMI Music Publishing in New York to take up the newly created role of President and Chief Operating Officer, reporting to the division's Chairman and Chief Executive Officer, Martin Bandier. At that time, Mr Faxon will stand down from the Board of EMI Group plc.

As from 1 April 2006, Roger Faxon will re-join the Board when he becomes joint Chief Executive Officer of EMI Music Publishing with Martin Bandier. At the same time, Mr Bandier, who will continue as Chairman of EMI Music Publishing in addition to his role as joint Chief Executive Officer, will step down from the Board.

As from 1 April 2007, Mr Faxon will become sole Chief Executive Officer of EMI Music Publishing with Mr Bandier remaining as full-time Chairman until 31 March 2008. Thereafter, Mr Faxon will also become Chairman, and Mr Bandier will act as a consultant to EMI Music Publishing for a further three years.

Martin Stewart joins EMI today and will take up the position of Chief Financial Officer, EMI Group plc, on 1 February 2005 when he will also join the Group Board. He will report in his new role to Eric Nicoli, EMI Group's Chairman. Mr Stewart was Chief Financial Officer of BSkyB plc from May 1998 to August 2004.

Eric Nicoli said: "I am delighted that Marty and Roger are to be reunited at EMI Music Publishing. Marty has achieved outstanding success over the past fifteen years in building EMI Music Publishing to be the world leader, and I am very pleased that he will continue to be fully involved with the business for a number of years to come, ensuring smooth succession. Roger will bring his extensive skills and industry experience to bear in working with Marty and the impressive EMI Music Publishing team to take the business to new heights.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

"I thank Roger for the enormous contribution that he has made in his three years as Group CFO. He has played a lead role in strengthening the Group's financial position and disciplines and in establishing a strong platform for our further development. In Martin Stewart we have attracted an outstanding executive with a strong track record in the media sector and someone who has the talent to help us take the company to the next level of performance. I very much look forward to working with him."

Martin Bandier said: "Roger and I have been colleagues for over ten years and I am pleased to have him joining me again at EMI Music Publishing. I am confident in his ability to maintain and grow our leading industry position. I look forward to working with him to build on the successes our company has achieved."

Roger Faxon said: "What could be better than to return to the business I love and to work again with Marty Bandier. Marty has built EMI Music Publishing into a world class business. We are at the beginning of an exciting time for the music publishing industry and I am pleased to have the opportunity to play a role in assuring EMI Music Publishing's continuing progress in the years to come. I have valued my time as Chief Financial Officer of EMI Group. I have learned a lot, made many friends and I have enjoyed the opportunity to contribute to the company's growing success. I could not be more pleased that Martin Stewart will be succeeding me. He is a talented executive who I am certain will make a great contribution in the years ahead."

Martin Stewart said: "I am excited to be joining EMI at such an important time in the music industry's development. The company has made great strides in positioning itself to flourish in the digital age and I am pleased to have the opportunity to join such a high quality management team and to participate in the next phase of the Group's growth and development."

<u>**Enquiries**</u>

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Jeanne Meyer		+1 212 786 8850
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley	+44 20 7404 5959

Biographies:

Martin Bandier is Chairman and Chief Executive Officer EMI Music Publishing. He was appointed to the Board in April 1998. He joined EMI Music Publishing as its Vice Chairman in 1989 upon the acquisition of SBK Entertainment World Inc. (SBK), in which he was a founding partner. He was appointed CEO of EMI Music Publishing in 1991 becoming, in addition, Chairman in 1992. Mr Bandier entered the music publishing business in 1975 as a founding partner of the Entertainment Music Company and the Entertainment Television Company and, together with his partners, created SBK in 1986. Mr Bandier is a director of the National Music Publishers' Association, the BMI Foundation, the Songwriters' Hall of Fame, the Rock and Roll Hall of Fame and the Syracuse University Board of Trustees. He is also a member of the National Academy of Recording Arts and Sciences.

Roger Faxon was appointed CFO of EMI Group plc and joined the Board in February 2002. He joined EMI in 1994, initially as Senior Vice President, Business Development & Strategy, EMI Music and, in April 1999, became Executive Vice President and Chief Financial Officer, EMI Music Publishing. Prior to 1994, Mr Faxon held operations and general management positions. These posts included five years with Sotheby's as Managing Director, Sotheby's Europe and, previously, as Chief Operating Officer, Sotheby's North and South America. This followed 10 years in the motion picture industry where he was Chief Operating Officer of LUCASFILM Ltd, partner in The Mount Company and Senior EVP at Columbia Pictures Entertainment. Earlier, Mr Faxon spent six years on the senior staff of the US Congress.

Martin Stewart was appointed as Chief Financial Officer and a Director of British Sky Broadcasting Group plc (BSkyB) in May 1998. He previously served BSkyB as Head of Commercial Finance from March 1996. Prior to joining BSkyB, Mr Stewart was employed at PolyGram for five years, latterly at PolyGram Filmed Entertainment, where he was Finance Director for two years.